SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 28 July 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

July 28, 2008

SERIES OF OIL DEVELOPMENTS GETS GO AHEAD

IN ANGOLA BLOCK 31

Sociedade Nacional de Combustíveis de Angola - Sonangol E.P. - has authorised BP and its co-venturers to develop a series of deepwater oil discoveries in offshore Angola's Block 31.

The Block 31 developments programme is based on a standardised development concept, which is intended to reduce cycle time, optimize capital and maximise operating efficiency through standardised design, fabrication and commissioning.

The first project in the programme will comprise the Plutão, Saturno, Vênus and Marte (PSVM) fields which lie in the north east sector of Block 31, in a water depth of approximately 2000m, some 400 kilometres north west of Luanda. Construction work is expected to start during 2008 with first oil planned in 2011 and building to a plateau of about 150,000 barrels per day by 2012.

The operator (BP) and its co-venturers have announced fifteen discoveries in Block 31 to date. Full development will comprise multiple hubs similar to the first development (PSVM). The second development will be in the SE area of Block 31 and is in the planning phase.

BP Exploration (Angola) Limited as operator holds 26.67 percent. The other interest owners in Block 31 are Esso Exploration and Production Angola (Block 31) Limited (25 percent), Sonangol EP (20 percent), Statoil Angola A.S. (13.33 percent), Marathon International Petroleum Angola Block 31 Limited (10 percent) and TEPA (Block 31) Limited with 5 percent. Sonangol E.P. is the concessionaire.

Note to editors

PSVM will comprise a converted hull floating, production, storage and offloading vessel (FPSO) with 1,600,000 barrels of storage capacity; 48 production, gas and water injection plus infill wells; 15 manifolds and associated subsea equipment; 170 kilometres of flowlines and 95 kilometres of control umbilicals.

Key contracts are ready to be awarded following programme sanction.

Operatorship of Block 31 was awarded to BP Exploration (Angola) Limited in May 1999. The Block covers an area of 5,349 square kilometres and lies in water depths of between 1,500 and 2,500 metres.

BP's involvement with Angola goes back to the mid 1970s. BP has interests in four blocks with operatorship of two.

PSVM is the second BP-operated development in Angola after Block 18's Greater Plutonio which came on stream in October 2007. BP has a 50% interest in Block 18.

BP's non-operated interests are in Block 15, operated by Esso Exploration Angola (Block 15) Limited (BP 26.67 per cent equity); and Block 17 operated by Total (BP 16.67 per cent equity).

Further enquiries:

Robert Wine, BP press office, London: +44 (0) 20 7496 4076

Amilcar da Costa, BP Angola, Luanda: +244 2 22637408

- ENDS -

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         BP p.l.c.
                                        (Registrant)

Dated:   28 July 2008                                                                                                                                                                 /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary